                                                        FILED BY METROCALL, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                                SUBJECT COMPANY: METROCALL, INC.
                                                   COMMISSION FILE NO: 000-21924

This Rule 425 filing contains written correspondence related to the previously-announced acquisition proposal submitted by Metrocall, Inc. to Paging Network, Inc.

ANY SECURITIES TO BE ISSUED PURSUANT TO THE METROCALL PROPOSAL WILL BE ISSUED PURSUANT TO APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933 OR AN EXEMPTION THEREFROM. INVESTORS ARE URGED TO READ THE RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES & EXCHANGE COMMISSION AND/OR THE BANKRUPTCY COURT WHICH WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY TRANSACTION INVOLVING METROCALL. INVESTORS CAN OBTAIN ANY DOCUMENT FILED WITH THE COMMISSION FOR FREE AT THE COMMISSION'S WEB SITE, HTTP://www.SEC.GOV.
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                                 METROCALL, INC.
                              6677 RICHMOND HIGHWAY
                           ALEXANDRIA, VIRGINIA 22306
                                 (703) 660-9343

                                                                   July 18, 2000

STRICTLY CONFIDENTIAL

The Board of Directors
Paging Network, Inc.
14911 Quorum Drive
Dallas, Texas  75240

Attention:      John P. Frazee, Jr.
                Chairman of the Board


Gentlemen:

                  Metrocall Inc. ("Metrocall") is pleased to submit to the board of directors (the "PageNet Board") of Paging Network, Inc. ("PageNet") the following proposal (the "Metrocall Proposal")(1) to merge (the "Transaction") PageNet with and into Metrocall ("New Metrocall") pursuant to the sponsorship and funding by Metrocall of a plan of reorganization (the "Metrocall Plan") for PageNet, its U.S. operating subsidiaries (the "Operating Subsidiaries") and Vast Solutions, Inc. ("Vast", together with PageNet and the Operating Subsidiaries, the "Debtors"). The Metrocall Proposal contemplates (pursuant to a confirmed chapter 11 plan), among other things, the "roll-up" of PageNet's Operating Subsidiaries (exclusive of Vast which would become a stand-alone entity owned by New Metrocall and the Bondholders) into PageNet prior to the merger of PageNet and Metrocall pursuant to the Metrocall Plan. The terms and conditions of the Metrocall Plan are outlined in a plan term sheet dated July 18, 2000 (the "Metrocall Plan Term Sheet"), a copy of which is attached hereto. As more particularly


----------------------------
(1) The Metrocall Proposal is comprised of this letter, the Metrocall Plan Term Sheet (as hereinafter defined), the Equity Term Sheet (as hereinafter defined) and the Bank Term Sheet (as hereinafter defined), together with all attachments thereto, and constitutes an unsolicited bona fide written acquisition proposal within the meaning of Section 6.2(a) of the Arch Merger Agreement (as hereinafter defined). Accordingly, pursuant to applicable law and the Arch Merger Agreement (and consistent with its fiduciary duties), Metrocall believes the PageNet Board may engage in any discussions or negotiations with or provide any information to Metrocall , subject to the execution of an appropriate confidentiality agreement, in respect of the Metrocall Proposal.

described below, Metrocall believes that the Metrocall Proposal is a "superior proposal" because, among other things:

                  - TOTAL CONSIDERATION TO PAGENET'S CREDITORS AND SHAREHOLDERS IS GREATER;

                  -        CONSIDERATION TO BONDHOLDERS IS GREATER AND SUPERIOR;

                  -        PAGENET BANKS' TREATMENT IS IMPROVED; AND

                  - PAGENET'S SHAREHOLDERS ARE PROVIDED SUPERIOR CONSIDERATION AND OPPORTUNITY TO MAXIMIZE VALUE.

                  Metrocall is aware that PageNet and Arch Communications Group, Inc. ("Arch") have entered into an Agreement and Plan of Merger dated November 7, 1999, as amended on January 7, 2000 and May 10, 2000 (the "Arch Merger Agreement"), and we are mindful of the rights and obligations of the PageNet Board contained thereunder and under applicable law. However, Metrocall is also cognizant of the fiduciary duties that are owed by a board of directors under the circumstances which the PageNet Board currently faces, and which include, among other things: (i) the filing on Friday, July 14, 2000 of an involuntary bankruptcy petition against PageNet (the "Involuntary Bankruptcy Filing") by three holders of PageNet's Notes (as hereinafter defined); (ii) PageNet is in default on all of its senior subordinated notes, having failed to make the February 2, 2000 semi-annual interest payments on its 8.875% senior subordinated notes due February 1, 2006 ("8.875% Notes") and its 10.125% senior subordinated notes due August 1, 2007 ("10.125% Notes"), as well as the April 17, 2000 semi-annual interest payment on its 10% senior subordinated notes due October 15, 2008 ("10% Notes", and together with the 8.875% Notes and the 10.125% Notes, the "Notes"); (iii) PageNet is in default of various covenants (financial and otherwise) under its existing credit facility, which has resulted in its lenders having reduced and "frozen" PageNet's revolver facility at approximately $746 million; (iv) PageNet's independent auditors have expressed substantial doubt as to PageNet's ability to continue as a going concern and, accordingly, PageNet has reclassified all of its outstanding indebtedness under its existing credit facility and the Notes as a current liability; and (v) PageNet's financial advisor noted in an opinion appended to its amended Form S-4 dated as of July 10, 2000 (the "Amended S-4") that the enterprise value of PageNet was less than the face amount of PageNet's total debt, thereby raising a presumption that PageNet is currently insolvent or, at a minimum, in the vicinity of insolvency.

                  While it was unfortunate that prior discussions concerning a merger between Metrocall and PageNet terminated in late October, 1999, Metrocall continues to express its interest in PageNet, but finds that its opportunity to do so has to date been limited to a review of the information contained in the Amended S-4 (and its predecessor filings) and other publicly available information.(2) Recently, representatives of an unofficial committee of bondholders of PageNet, who purport to control in excess of 50% of the unsecured senior notes of PageNet (the


----------------------------
(2) Consistent with the Mutual Confidentiality Agreement between Metrocall and PageNet dated as of June 10, 1999, Metrocall and its representatives destroyed all confidential materials received from PageNet and its advisors in connection with prior merger discussions and possesses no confidential information concerning PageNet and its existing operations.

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

"Bondholders"), approached Metrocall regarding PageNet because they had determined that Arch's proposed distribution to Bondholders under the Arch Merger Agreement was insufficient. Initial discussions between the parties began in March, 2000, but were quickly suspended until late May, 2000 when the Bondholders requested renewed discussions with Metrocall following the issuance by PageNet's accountants of their opinion concerning PageNet's inability to continue as a going concern. During those discussions, which included meetings between representatives of the Bondholders, Metrocall and their respective advisors on June 5 and 6, 2000, the Bondholders informed Metrocall that prior to May 31, 2000 they had submitted to PageNet a counterproposal requiring that the Bondholders receive, inter alia, additional shares of Vast and Arch common stock (to be reallocated from the proposed distributions to existing shareholders of PageNet under the May 12th version of the Arch Merger Agreement) on account of their Notes.(3) Immediately following the June 5th and 6th discussions, Metrocall delivered to counsel for the Bondholders a letter dated June 9, 2000 that, among other things, summarized the prior discussions between the parties and set forth certain general parameters of a potential transaction, including a proposed "staged" lock-up agreement between Metrocall and the Bondholders. From June 9 through June 30, 2000 (the deadline set forth by the Bondholders for Metrocall to submit its proposal), Metrocall expended significant effort gathering all available public information necessary to formulate (at the repeated urging of the Bondholders) the Metrocall Proposal, including, without limitation, negotiating the terms of the Equity Term Sheet (as hereinafter defined) with Hicks, Muse, Tate & Furst Incorporated (and/or affiliates thereof, "Hicks Muse") and the Bank Term Sheet (as hereinafter defined) with representatives of the existing secured bank group of Metrocall ("Metrocall Banks"). During that time, Metrocall also requested (orally and in writing) from the Bondholders that they become restricted with respect to Metrocall's securities prior to the delivery of the Metrocall Proposal.

                  On June 30, 2000, in light of the July 4th holiday and in anticipation of a meeting between Metrocall and the Bondholders scheduled for July 6, 2000, Metrocall delivered to the Bondholders the Metrocall Proposal (including, among other things, drafts of a staged lock-up agreement, the Equity Term Sheet, the Bank Term Sheet, the Metrocall Plan Term Sheet). On July 5, 2000, the Bondholders informed Metrocall that PageNet/Arch had responded in part to the Bondholders' May 31st counterproposal by offering to increase by 4.15 million the number of shares of Arch common stock to be distributed to Bondholders (although the Bondholders had requested under its counterproposal a greater increase), but would otherwise reduce by 9% the number of shares of Vast common stock originally offered to the Bondholders under the Arch Merger Agreement. Such additional shares of Vast common stock would be distributed to PageNet's shareholders, whose original distribution of Arch common stock (13.0 million) would otherwise be reduced by the 4.15 million Arch shares to be distributed to the Bondholders.(4) The meeting with the Bondholders was held on July 6, 2000, but because the parties could not reach a resolution regarding the Bondholders' restriction with respect to trading Metrocall's securities, such meeting was concluded without any negotiation of the Metrocall Proposal. Immediately thereafter, Metrocall issued a public announcement that it had terminated discussions with the Bondholders regarding the Metrocall Transaction notwithstanding that Metrocall had presented


----------------------------
(3) The Bondholders never provided Metrocall or its advisors with a copy of such counterproposal and Metrocall does not have a copy of such counterproposal.

(4) Metrocall has no knowledge whether PageNet/Arch response to the Bondholders' May 31st counterproposal has been accepted by the Bondholders in a manner so as to constitute an amendment to the Arch Merger Agreement. The Metrocall Proposal presumes that there has not been such an amendment to the Arch Merger Agreement.

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to the Bondholders on June 30th a comprehensive written proposal that Metrocall believed would provide significantly greater value to the stakeholders of PageNet.

                  Included as part of the Metrocall Proposal in support of the Transaction, and which otherwise now gives rise to Metrocall's formal offer to the PageNet Board contained herein, are copies of (a) the Metrocall Plan Term Sheet, (b) a written proposal dated June 30, 2000 (the "Equity Term Sheet") for the commitment by Hicks Muse to make an equity investment in New Metrocall, in the aggregate amount of $100 million, and (c) a written proposal dated June 27, 2000 (the "Bank Term Sheet") developed by Metrocall and the Metrocall Banks for the commitment by the Metrocall Banks to provide a consolidated senior secured credit facility to New Metrocall. Metrocall believes that the Metrocall Proposal (and as demonstrated herein) constitutes a "Superior Proposal" (as that term is defined in Section 6.2(a) of the Arch Merger Agreement) given that the PageNet Board, upon a fair and complete analysis of such proposal, should be able to conclude in good faith (after consultation with its advisors) that (i) the Metrocall Proposal is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal, (ii) the Metrocall Proposal, if consummated, would be financially more favorable to PageNet's stockholders than Arch's proposal under the Arch Merger Agreement and
(iii) acceptance of the Metrocall Proposal is consistent with its fiduciary duties under applicable law, the Arch Merger Agreement and in light of current circumstances (i.e., PageNet's insolvency and the involuntary bankruptcy filing).

                  As indicated above, the Metrocall Proposal contemplates the merger of PageNet (after the "roll-up" of the Operating Subsidiaries into PageNet) with and into Metrocall pursuant to the sponsorship and funding by Metrocall of the Metrocall Plan. Sources of such funding include, among other things, a $100 million investment of new equity into New Metrocall by Hicks Muse pursuant to the Equity Term Sheet, and a consolidated senior secured credit facility (the "New Credit Facility") to New Metrocall by the Metrocall Banks that provides, inter alia, for a $150 million senior secured reducing revolving credit facility, a $50 million senior secured term A facility and contemplates, as a tranche thereof, a $746.5 million senior secured term B facility with the existing secured bank group of PageNet (the "PageNet Banks") consistent with the terms of the Bank Term Sheet.

                  The Metrocall Proposal contemplates (i) PageNet's consent to the Involuntary Bankruptcy Filing, or the entry of an order for relief by the bankruptcy court, (ii) the filing for bankruptcy protection under chapter 11 by the Operating Subsidiaries and (iii) the preparation and execution of definitive documentation, including, without limitation, the Metrocall Plan and accompanying disclosure statement, a merger agreement between Metrocall and PageNet, corporate documentation in respect of the "roll-up" of PageNet's Operating Subsidiaries, an agreement in respect of Metrocall's transaction with Vast and a consolidated loan agreement between New Metrocall and the Metrocall Banks. The Metrocall Proposal also proposes certain treatment with respect to the classes of claims and interests of PageNet, as described more fully in the Metrocall Plan Term Sheet. Such proposed treatment includes: (a) holders of allowed administrative claims shall receive, in full satisfaction, settlement, release and discharge of such claims, cash equal to the unpaid portion of the amount of such allowed claims or such claims shall be satisfied in a manner otherwise acceptable to the holders of such claims; (b) holders of existing secured debt of PageNet shall enter into a new a $746.5 million senior secured term loan facility that shall be one tranche of the New Credit Facility and otherwise consistent with terms of the Bank Term Sheet; (c) subject to certain conditions precedent set forth in the Metrocall Plan Term Sheet, Bondholders shall receive, in full satisfaction, settlement, release and discharge of their claims, a pro rata distribution of (i) cash in the aggregate amount of $100 million, (ii) 86.8 million shares of common stock of New Metrocall ("New Metrocall Stock") and (iii) 13,041,000 shares (i.e., 81.0%) of Vast's common stock; (d) subject to certain conditions set forth in the Metrocall Plan Term Sheet, holders of allowed general unsecured claims shall receive, in full satisfaction, settlement, release and discharge

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of their claims, cash, either on the effective date of the Metrocall Plan or in accordance with ordinary trade terms, equal to the allowed amount of such claims or, as applicable, upon assumption of their respective executory contracts by New Metrocall; and (e) all existing PageNet stock shall be cancelled and, subject to the agreement by the classes of allowed general unsecured claims of PageNet to the treatment proposed to PageNet shareholders under the Metrocall Plan, holders of such stock shall receive, a pro rata distribution of (i) 13.0 million shares of New Metrocall Stock and (ii) 2,320,000 shares (i.e., 11.6%) of Vast's common stock.(5)

                  As compared to the treatment proposed in connection with the Arch Merger Agreement, Metrocall believes that the Metrocall Proposal is superior to the Arch proposal for the following reasons, among others:

         (i) Total consideration to PageNet's creditors and shareholders is greater. Utilizing an average closing price per share of Metrocall's and Arch's common stock during the ninety (90) trading days immediately prior to the date of this Metrocall Proposal,(6) the total consideration (cash and non-cash) offered by Metrocall to PageNet's creditors and shareholders exceeds by more than twenty-nine (29%) percent that currently being offered under the Arch proposal.(7) More importantly, the contemplated $100 million cash equity infusion by Hicks Muse not only represents support for the business plan and management contemplated by the Metrocall Proposal, but it will likely significantly enhance the trading value of New Metrocall Stock.

         (ii) Consideration to Bondholders is greater and superior. The distribution proposed to Bondholders under the Metrocall Proposal exceeds that offered by Arch in terms of (a) the number of shares of common stock of the surviving entity (i.e., 86.8 million shares of New Metrocall Stock v. 79.1 million Arch shares), (b) the aggregate dollar value of New Metrocall Stock as compared to Arch common stock(8) (i.e., $632.7 million v. $564.1 million), (c) the number of shares of Vast proposed to be distributed (i.e., 81.0% of Vast shares under Metrocall's proposal v. 68.9% of Vast shares under Arch's proposal) and (d) the additional cash consideration proposed to be distributed (i.e., $100 million under Metrocall's proposal v. $0.00 under Arch's proposal). Indeed, not only does the consideration (cash and New Metrocall Stock) offered by

----------------------------
(5) All existing unexercised PageNet stock options shall be converted into options to acquire New Metrocall Stock such that the New Metrocall Stock option price will be formulated consistent with the existing PageNet stock option price and treatment of PageNet shareholders under the Metrocall Plan.

(6)    See Schedule A to the Metrocall Plan Term Sheet.

(7) This presumes that the aggregate amount of allowed claims of holders of existing secured debt, administrative claims and general unsecured claims of PageNet are the same under the two proposals. In addition, if Metrocall were to utilize a current per share price of Metrocall's common stock, such premium would exceed thirty-five (35%) percent of that currently being offered under the Arch proposal.

(8) Value calculated using an average closing price per share of Metrocall's and Arch's common stock during the ninety (90) trading days immediately prior to the date of this Metrocall Proposal. See Schedule A to the Metrocall Plan Term Sheet.

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Metrocall to Bondholders exceed by thirty-three (33%) percent(9) that currently being offered under the Arch proposal, but the Metrocall Proposal also offers to Bondholders an additional 17.6% of Vast common stock.

         (iii) PageNet Banks' treatment improved. Metrocall's treatment of the secured claims of the PageNet Banks, while similarly to the Arch proposal, improves the PageNet Banks collateral pool by eliminating the sharing of certain collateral with Arch's bondholders (and the intercreditor issues related thereto) because of the parent-to-parent merger (as compared to a parent-subsidiary merger proposed under the Arch Merger Agreement) that creates New Metrocall.

         (iv) PageNet's shareholders provided superior consideration and opportunity to maximize value. The aggregate dollar value of New Metrocall Stock proposed to PageNet shareholders under the Metrocall Proposal exceeds that offered by Arch (i.e., $94.8 million v. $84.5 million).(10) In addition, the Metrocall Proposal provides PageNet (and its shareholders) with the strongest partner (Metrocall) for an industry consolidation transaction and allows PageNet shareholders to receive New Metrocall Stock (as opposed to Arch stock). Metrocall also believes (as the market currently perceives) that it is better positioned to benefit from the synergies of a merger with PageNet. In so doing, Metrocall realizes that it will need to discuss with senior management of PageNet the methodology for maximizing such synergies, especially as it relates to, among other things, personnel of New Metrocall, and consistent with the terms of the Metrocall Plan Term Sheet, Metrocall remains open to negotiate a consensual resolution of any and all such issues.

                  Metrocall understands that the Bondholders and/or PageNet shareholders believe that it is important for PageNet to promptly conclude a consolidation transaction. Metrocall is ready, willing and able to complete its required due diligence. Metrocall believes that the Arch Merger Agreement and applicable law permits (and requires) the PageNet Board to discuss and negotiate with, and, most importantly, to provide to (subject to the execution of an appropriate confidentiality agreement) Metrocall the due diligence contemplated by the Metrocall Proposal. Metrocall believes that it can complete such due diligence within ten (10) business days following PageNet (and its Operating Subsidiaries, including Vast) providing it (and Hicks Muse) timely and complete access to such information,(11) so as to remove the due diligence requirement as a condition precedent to the Metrocall Proposal. In the anticipation and expectation that such diligence efforts will reveal no material deterioration or adverse effect on the business, assets, financial condition and operating results of the Debtors, taken as a whole, Metrocall will draft for your review the definitive documentation contemplated by this Metrocall Proposal.(12)

----------------------------
(9) See Footnote 8, supra. Further, if Metrocall were to utilize a current per share price of Metrocall's common stock, such premium would exceed forty (40%) percent of that currently being offered under the Arch proposal.

(10)   See Footnote 8, supra.

(11)   See Schedule B to the Metrocall Plan Term Sheet.

(12) Subject to the results of the due diligence, Metrocall is confident that within 2 to 3 weeks from PageNet's acceptance of the Metrocall Proposal it will have executed written commitments from both Hicks Muse and the Metrocall Banks with respect to the Transaction, substantially in conformity with the Equity Term Sheet and the Metrocall Plan Term Sheet.

                  In light of the foregoing, Metrocall believes that PageNet Board's analysis of the Metrocall Proposal, bearing in mind its fiduciary duty to all stakeholders of PageNet,(13) will lead to its acceptance of such superior proposal. Accordingly, it is necessary that the PageNet Board (i) agree to provide Metrocall (and its advisors) with access to perform its due diligence no later than 10:00 a.m., prevailing Eastern Standard Time, on or before July 25, 2000, and (ii) recommend acceptance of the Metrocall Proposal no later than 10:00 a.m., prevailing Eastern Standard Time, on or before August 15, 2000. If the PageNet Board fails to do so by such dates and times, then the Metrocall Proposal shall expire automatically.



                                     Very truly yours

                                     METROCALL INC.


                                     By:   /s/ WILLIAM L. COLLINS, III
                                         -------------------------------
                                           Name:  William L. Collins, III
                                           Title:  Chairman of the Board &
                                                    Chief Executive Officer


----------------------------
(13) "The existence of the fiduciary duties at the moment of insolvency may cause directors to choose a course of action that best serves the entire corporate enterprise rather than any single group interested in the corporation at a point in time when shareholders' wishes should not be the directors only concern." Geyer v. Ingersoll Publications Co., 621 A.2d 784, 789 (Del. Ch.
1992).

                  OUTLINE OF TERMS PROPOSED BY METROCALL, INC.
                    ("METROCALL") WITH RESPECT TO A PROPOSED
                ACQUISITION OF SUBSTANTIALLY ALL OF THE ASSETS OF
                  PAGING NETWORK, INC. AND CERTAIN SUBSIDIARIES
                      PURSUANT TO A PLAN OF REORGANIZATION

         The following terms and conditions, dated as of July 18, 2000 (the "Plan Term Sheet"), apply to the structuring and funding of a plan of reorganization (the "Metrocall Plan") for Paging Network, Inc. ("PageNet"), its U.S. operating subsidiaries (the "Operating Subsidiaries"), and Vast Solutions, Inc. ("Vast" and, together with PageNet and the Operating Subsidiaries, the "Debtors") to be proposed by Metrocall.

         Metrocall reserves the right to amend, supplement or withdraw any or all of the terms and conditions set forth below. This Plan Term Sheet is submitted in conjunction with Metrocall's written proposal letter dated July 18, 2000 (the "Metrocall Proposal") to the board of directors of PageNet (the "PageNet Board").

         A. Defined Terms - Except as otherwise defined, all capitalized terms shall have the meanings ascribed to them in the Joint Plan of Reorganization of Paging Network, Inc. And Certain Subsidiaries (the "Prepackaged Plan") as filed with the Securities and Exchange Commission on July 10, 2000 as Annex C to the amended Form S-4/A of Arch Communications Group, Inc. ("Arch").

         B.       Claims Treatment

                  1. Administrative Claims - Holders of allowed administrative claims shall receive, in full satisfaction, settlement, release and discharge of such claims, cash equal to the unpaid portion of the amount of such allowed claims or such claims shall be satisfied in a manner otherwise acceptable to the holders of such claims. Metrocall reserves the right to object to allowance of administrative claims.

                  2. Priority Tax Claims - Holders of allowed priority claims shall receive, in full satisfaction, settlement, release and discharge of such claims, cash equal to the amount of such allowed claims, payable either in full on the effective date of the Metrocall Plan or over time pursuant to
Section 1129(a)(9)(c) of the Bankruptcy Code.

                  3. Claims of DIP Lenders - Each holder of an Allowed DIP Facility Claim shall be paid the full unpaid amount of such claim in cash or shall receive such other treatment as may be acceptable to the holder of such Allowed DIP Facility Claim.

                  4. Existing Secured Bank Debt - The holders of Bank Secured Claims shall enter into a new $746,500,000 Senior Secured Term Loan Facility that shall be one tranche of a consolidated new credit facility (the "New Credit Facility") on terms to be negotiated by the holders of such claims and by Metrocall and as generally reflected in the Bank Term Sheet (as defined in the Metrocall Proposal). The New Credit Facility will contain terms, conditions and covenants acceptable to the holders of the Bank Secured Claims, to Metrocall's existing lenders and to Metrocall.

                  5. Claims of PageNet Bondholders - Holders of PageNet's 10% senior subordinated notes due October 15, 2008, PageNet's 10.125% senior subordinated notes due

August 1, 2007 and PageNet's 8.875% senior subordinated notes due February 1, 2006 (the "PageNet Bondholders") shall receive, in full satisfaction, settlement, release and discharge of their claims against PageNet: (i) a Pro Rata distribution of cash in the aggregate amount of $100 million (the "Cash Consideration") and (ii) a Pro Rata distribution of 86.8 million shares of common stock (the "New Metrocall Stock") of the corporation to be formed by the merger of PageNet with and into Metrocall ("New Metrocall").(1) The PageNet Bondholders shall also receive on account of their allowed claims 13,041,000 shares (i.e., 81.0%) of the common stock of Vast, which common stock shall not be redeemable or dilutable(2) without the prior written consent of the PageNet Bondholders. Vast shall be structured as an independent entity in a manner acceptable to Metrocall. The PageNet Bondholders shall be given the right to elect five (5) of the seven (7) directors on Vast's board of directors. New Metrocall will be entitled to receive, subject to dilution, 7.4% of the common stock of Vast and warrants for the purchase of common stock of Vast on terms and at an exercise price to be determined and will have the right to elect two (2) directors of Vast. Metrocall reserves the right to consider other structuring alternatives for Vast, including, without limitation, the issuance to Metrocall of additional equity of Vast in exchange for the agreement by Metrocall to grant rights in certain proprietary technology to Vast.

                  6. Trade and/or Other General Unsecured Claims - The legal, equitable and contractual rights of the holders of allowed general unsecured claims are unimpaired subject to the conditions set forth in this paragraph. In full satisfaction, settlement, release and discharge of such claims, the holders shall receive cash, either on the effective date of the Metrocall Plan or in


----------------------------
(1) See Schedule A attached hereto which sets forth a comparison of the consideration (cash and non-cash) to Bondholders and PageNet stockholders under the Metrocall Proposal and the Arch proposal.

(2) Except for the ratable dilution which would occur as and when the management of Vast receives (in the aggregate) up to twenty (20%) percent of the common stock of Vast in accordance with a qualified stock option plan, the terms of which are to be negotiated.

accordance with ordinary trade terms, equal to the allowed amount of such claims or, as applicable, upon assumption of their respective executory contracts by New Metrocall.(3) For purposes of this section, intercompany claims shall not be classified as general unsecured claims, and Metrocall reserves the right to determine how these claims should be treated under the Metrocall Plan.

                  7. Subordinated (Section 510(b)) Claims - [It is presumed that none exist, but if otherwise, treatment to be discussed]

                  8. PageNet Shareholders - All existing PageNet stock shall be cancelled and the holders of such stock shall receive a Pro Rata distribution of (a) 13.0 million shares of New Metrocall Stock and (b) 2,320,000 shares (i.e., 11.6%) of Vast's common stock; provided, that (i) all existing unexercised PageNet stock options shall be converted into options to acquire New Metrocall Stock such that the New Metrocall Stock option price will be formulated consistent with the existing PageNet stock option price and treatment of PageNet shareholders under the Metrocall Plan, and (ii) the shares of New Metrocall Stock and Vast common stock shall be made available to PageNet shareholders only if the classes of allowed unsecured claims of PageNet accept (under applicable law) the treatment proposed to them under the Metrocall Plan,

         C.       Means of Implementation

                  The Metrocall Plan shall be implemented in the following manner:

                  1. The Operating Subsidiaries shall be merged into PageNet.


----------------------------
(3) It is Metrocall's current intention, as a holder of certain of PageNet's senior subordinated notes, to object to the relief to be sought by PageNet and Arch under the Initial Merger Motion (as defined in the Merger Agreement).

                  2. PageNet shall be merged with and into Metrocall(4) pursuant to a merger agreement containing customary terms and conditions, including, without limitation, representations and warranties, covenants, closing conditions, etc.

                  3. On the effective date of such merger $100 million of new equity shall be invested in New Metrocall.

                  4. A closing shall occur under the New Credit Facility providing a $150 million Senior Secured Reducing Revolving Credit Facility to be funded by the existing secured bank group of Metrocall (the "Metrocall Banks") and a $50 million Senior Secured Term A Facility also to be funded by the Metrocall Banks.

                  5. Affiliates of PageNet, other than the Operating Subsidiaries and Vast including, without limitation, all foreign subsidiaries, shall be sold or otherwise transferred for value or abandoned.

                  6. Vast shall be restructured and capitalized in the manner described in the Metrocall Plan.

                  7. Distributions shall be made, as soon as practicable after the effective date, to all creditor constituencies.

                  8. The New Metrocall Stock shall be distributed and such stock shall be listed for trading on NASDAQ.


----------------------------
(4) Metrocall reserves the right, prior to the implementation of the contemplated merger of PageNet with and into Metrocall, to enter into and consummate other consolidating transactions with entities in its industry other than PageNet.

Certain other issues relating to implementation and structuring of the Metrocall Plan will need to be addressed including the indemnification of PageNet's officers and directors, the right to assert any claims against any applicable officers' and directors' insurance policy and the granting of any releases to such officers and directors.

         D.       Conditions Precedent

                  The Metrocall Plan shall be subject to the following conditions precedent:

                  1. Completion by Metrocall (and its advisors) of the due diligence contemplated by and described more fully in Schedule B attached hereto, which shall reveal no material deterioration or material adverse effect on the business, assets, financial condition and operating results of the Debtors, taken as a whole, based on the information contained in PageNet's amended Form S-4 dated as of July 10, 2000.

                  2. The Bankruptcy Court shall have made findings of fact and conclusions of law as to confirmation of the Metrocall Plan and have entered a Final Confirmation Order, in each case satisfactory to Metrocall.

                  3. Definitive documentation (including the terms therein) evidencing the transactions contemplated herein and the Metrocall Proposal shall have been agreed to and executed by the Debtors and Metrocall.

                  4. Satisfaction of the conditions precedent set forth in the Equity Term Sheet (as defined in the Metrocall Proposal) and the Bank Term Sheet and all definitive documentation prepared in respect thereof.

                  5. The New Credit Facility shall contain financial covenants acceptable to the holders of the Bank Secured Claims, to Metrocall's existing lenders and to Metrocall.

                  6. Receipt by Metrocall of all required approvals of and/or clearances to the transactions contemplated by the Metrocall Plan including, among others, the Federal Trade Commission/Department of Justice, the Federal Communications Commission and Metrocall's shareholders.

================================================================================


SCHEDULE A TO THE METROCALL PLAN TERM SHEET

------------------------------------------------------------------------------------------------------------------------------------
COMPARISON OF CONSIDERATION
($ in millions, except per share)

                                                 -----------------------------------------     -------------------------------------
                                                           METROCALL / PAGENET                            ARCH / PAGENET
                                                 -----------------------------------------     -------------------------------------

                                                             VALUE BASED ON:                             VALUE BASED ON:
                                                 -----------------------------------------     -------------------------------------
                                                      MCLL 90 Day                                  APGR 90 Day
                                                      Trading Avg            Current               Trading Avg          Current
                                                 ----------------------- -----------------     -------------------- ----------------
 BONDHOLDER CONSIDERATION
 ------------------------------------------------
 CASH                                                            $100.0            $100.0                     $0.0             $0.0
 ----
 EQUITY
 ------
 Share Price                                                      $7.29             $6.50                    $6.95            $6.00

 PageNet Bondholder Shares                                         86.8              86.8                     79.1             79.1

                 VALUE OF SHARES                                 $632.7            $564.1                   $549.5           $474.5

 VALUE OF SHARES & CASH                                          $732.7            $664.1                   $549.5           $474.5
 -----------------------------------------------------------------------------------------
                PREMIUM OVER ARCH                                 33.3%             40.0%
 -----------------------------------------------------------------------------------------
 % of Vast Received (1)                                           81.0%             81.0%                    68.9%            68.9%


 SHAREHOLDER CONSIDERATION
 ------------------------------------------------

 EQUITY
 ------
 Share Price                                                      $7.29             $6.50                    $6.95            $6.00

 PageNet Shareholder Shares                                        13.0              13.0                     13.0             13.0

                 VALUE OF SHARES                                  $94.8             $84.5                    $90.1            $77.8
 -----------------------------------------------------------------------------------------
                PREMIUM OVER ARCH                                  5.2%              8.6%
 -----------------------------------------------------------------------------------------

 % of Vast Received (1)                                           11.6%             11.6%                    11.6%            11.6%

 TOTAL CONSIDERATION (2)                                         $827.5            $748.6                   $639.6           $552.2
 -----------------------------------------------------------------------------------------
                PREMIUM OVER ARCH                                 29.4%             35.6%
 -----------------------------------------------------------------------------------------




 -------------------------------------------------
 (1)  Value of Vast to be determined during due diligence.
 (2)  Excludes Vast.

                     SCHEDULE B TO METROCALL PLAN TERM SHEET

                  As contemplated by the Metrocall Proposal(1) and the Metrocall Plan Term Sheet, set forth below is a general description of Metrocall's required due diligence(2) (subject to the results of such due diligence) with respect to the operations of PageNet, Vast, its Operating Subsidiaries and its foreign operating subsidiaries (the "FX Operating Subsidiaries"). Metrocall contemplates completing the required due diligence (subject to the results of such due diligence) within ten (10) Business Days following PageNet (and its Operating Subsidiaries, including Vast) providing it timely and complete access to such information.

I.       Categories:

         A. Accounting Review and discussion with the Debtors' auditors and finance managers regarding (i) the Debtors' December 31, 1999 year end audit, including all work papers prepared in connection therewith, (ii) the Debtors' quarterly financial statements for Year 2000, including all work papers prepared in connection therewith, and (iii) all accounting-related comments received by the SEC with respect to the joint Registration Statement on Form S-4, as amended, of PageNet and Arch Communications Group Inc. ("Arch").

         B. Tax Review and discussion with the Debtors' tax advisors and internal staff regarding any current tax-related issues confronting the Debtors, including, without limitation, the current status of the Debtors' NOL's and the tax consequences, if any, of "rolling-up" the Operating Subsidiaries into PageNet in connection with the Metrocall Transaction.

         C. Human Resources Review and discussion with the Debtors' employment advisors and human resource managers regarding (i) the current composition of the Debtors' employment base, including, without limitation, a breakdown of full-time v. part-time employees per department, location and company, (ii) potential severance (and other benefits) related costs in respect of a merger/consolidation of the Debtors with and into Metrocall and (iii) the compensation programs currently offered to the Debtors' employees.

         D. Information Systems Review and discussion with the Debtors' information/technology consultants and information systems managers regarding the condition of the Debtors' billing and customer service software (OSS) systems, including, without limitation, current efforts to restructure such platforms.

         E. Business Development Review and discussion with the Debtors' business development personnel regarding current status of the Debtors' domestic operations, including, without limitation, existing contracts with vendors and unexpired real and personal property leases.

         F.       Vast Review and discussion with Vast's management regarding
(i) Vast's progress towards its publicly stated initiatives, including, without limitation, further development of


----------------------------
(1) Capitalized terms used in this Schedule and not otherwise defined herein have the meanings ascribed to such terms in the Metrocall Proposal.

(2) All required due diligence contemplates both a business and legal review by Metrocall and its advisors.

wireless solutions, products and services, (ii) the details of Vast's current business plan and (iii) the financial prospects for an initial public offering or private equity funding by Vast.

         G. FX Operating Subsidiaries Review and discussion with PageNet's management regarding the financial and operational condition of the FX Operating Subsidiaries, including, without limitation, the scope of each entity's assets and liabilities and details regarding each entity's current business plan.

         H. Ownership of Material Assets Review and discussion with PageNet's management regarding the ownership of all material assets of the Debtors, including, without limitation, all licenses, patents and other proprietary rights of the Debtors.

                   SUMMARY OF INDICATIVE TERMS AND CONDITIONS

                  $946,500,000 SENIOR SECURED CREDIT FACILITIES
                             JUNE 27, 2000 7:01 PM

The following represents indicative terms and conditions for discussion purposes only and does not represent a commitment to lend. Such a commitment can only be provided after requisite credit approvals and definitive documentation.

BORROWER:                                  New Metrocall (the "Borrower")
--------

METROCALL:                                 Metrocall, Inc.
---------

PAGENET:                                   Paging Network, Inc. after consummation of a roll up of its existing
-------                                    domestic subsidiaries.


MERGER:                                    The merger of Metrocall and PageNet resulting in a new entity to be
------                                     known as New Metrocall.


FACILITIES:                                $150,000,000 Senior Secured Reducing Revolving Credit Facility (the
----------                                 "Revolver") to be funded by the Existing Metrocall Lenders.

                                           $50,000,000 Senior Secured Term Loan A Facility (the "Term Loan A")
                                           funded by the Existing Metrocall Lenders.

                                           $746,500,000 Senior Secured Term Loan B Facility (the "Term Loan B")
                                           funded by the Existing PageNet Lenders.


ADMINISTRATIVE AGENT:                      Toronto Dominion (Texas), Inc.
--------------------

SYNDICATION AGENT:                         FleetBoston Financial
-----------------

DOCUMENTATION AGENT:                       Banc of America Securities LLC
-------------------

CO-DOCUMENTATION AGENT:                    First Union National Bank (together with the Administrative Agent, the
----------------------                     Syndication Agent, the Documentation Agent and the Co-Documentation
                                           Agent, the "Agents").


CO-LEAD ARRANGERS & CO-BOOK MANAGERS:      TD Securities (USA) Inc.
------------------------------------       First Union Capital Markets

LENDERS:                                   A syndicate of financial institutions comprised of existing Metrocall
-------                                    lenders ("Existing Metrocall Lenders") and existing PageNet lenders
                                           ("Existing PageNet Lenders).


RESTRICTED SUBSIDIARIES:                   The current Restricted Subsidiaries (as defined in the credit facility
-----------------------                    with the Existing Metrocall Lenders) of Metrocall, the domestic subsidiaries of PageNet, if any, existing after the roll up and all present and future Restricted Subsidiaries of the Borrower.


MATURITY:                                  The Revolver and Term Loan A will mature no later than the earlier of
--------                                   (1) June 30, 2005 or (2) 6 months prior to the maturity

                                           date of the 11-7/8% Senior Subordinated Notes of Metrocall due
                                           2005 ("Senior Notes").

                                           The Term Loan B will mature no later than the earlier of (1) June 30,
                                           2006 or (2) 30 days prior to the maturity date of the Senior Notes.


PURPOSE:                                   Proceeds from the Facilities may be used to finance permitted
-------                                    acquisitions, capital expenditures and for general corporate purposes.


RATES OF INTEREST:                         At the Borrower's option, advances under the Facilities bear interest at
-----------------                          the LIBO Rate plus the Applicable Margin, as defined below.

                                           The interest rate margins shown below (the "Applicable Margins") are determined quarterly based on the ratio of Total Debt, as hereinafter defined, to Annualized Cash Flow, as hereinafter defined (the "Total
                                           Leverage Ratio") as of the end of the most recently completed fiscal quarter of the Borrower, as follows:

                                           Total Leverage Ratio                        LIBOR+
                                           --------------------                        ------
                                           >4.50x but < 4.75x                         [4.250] %
                                                      -
                                           >4.25x but < 4.50x                         [3.750] %
                                                      -
                                           >3.50x but < 4.25x                         [3.375] %
                                                      -
                                           >3.00x but < 3.50x                         [3.125] %
                                                      -
                                           < 3.00x                                    [2.750] %
                                           -

                                           LIBO Rate is defined as the Eurodollar Rate available to TD with respect to a particular advance under the Facilities inclusive of statutory reserves to the extent actually incurred by any of the Lenders.

                                           The Borrower may select interest periods for LIBO Rate advances of 1, 2,
INTEREST PERIODS:                          3 or 6 months (and, with the consent of the Lenders, 12 months).
----------------

INTEREST PAYMENTS:                         Interest on LIBO Rate advances are payable at the end of each interest
-----------------                          period (and, with respect to interest periods of 6 months and longer, quarterly in arrears), and are calculated on the basis of a 360-day year. Interest on Base Rate advances shall be payable quarterly in arrears and shall be calculated on the basis of a 365/6 day year.


YIELD PROTECTION:                          The loan documentation includes standard yield protection provisions
----------------                           covering such matters as increased costs (including, without limitation, those relating to capital adequacy requirements and funding losses) and illegality.

DRAWINGS UNDER THE FACILITIES:             The Borrower may borrow under the Facilities upon 3 business days'
-----------------------------              prior notice for LIBO Rate advances and on the same business day for Base
                                           Rate advances.  Advances shall be in minimum amounts of $1,000,000 and in integral multiples of $500,000 in excess thereof.


COMMITMENT FEE:                            The Borrower will pay a commitment fee on the average daily available
--------------                             (and undrawn) portion of the Revolver, which fee is paid quarterly in arrears and based upon usage of the Facilities, as follows:

                                           Percentage of                            Commitment
                                           -------------                            ----------
                                           the Facilities Used                       Fee (bps)
                                           -------------------                       ---------

                                           < 50.0%                                  [100.0] bps
                                           > 50.0% but < 75.0%                      [75.0] bps
                                           -
                                           > 75.0%                                  [50.0] bps
                                           -


UPFRONT FACILITIES FEE:                    Upon commitment to the Facilities, each of the Existing Metrocall
----------------------                     Lenders will be paid [50] bps on their respective commitments to the
                                           Revolver and Term Loan A.

                                           At Closing of the Facilities, each of the Lenders will be paid [50] bps on their respective commitments to the Facilities.

SECURITY:                                  A)       A first priority perfected security interest will be grantedby
--------                                            the Borrower and each of its Restricted Subsidiaries, subject only to permitted liens, in all of the accounts, equipment, inventory, instruments and general intangibles of the Borrower and all of its present and future Restricted Subsidiaries, and all shares of capital stock of the Borrower's present and
                                                    future Restricted Subsidiaries (including, without limitation, all Restricted Subsidiaries of the Borrower holding paging licenses) which shall include all assets currently pledged to the Existing Metrocall Lenders and the Existing PageNet Lenders;


                                           B)       Negative pledge on all of the assets not directly pledged by the Borrower and the Borrower's present and future Restricted
                                                    Subsidiaries; and

                                           C)       Guarantees of the Facilities
                                                    by all of the Borrower's
                                                    present and future
                                                    Restricted Subsidiaries.

SCHEDULED REDUCTIONS OF THE FACILITIES:    The aggregate amount of the Facilities will be amortized/
--------------------------------------     permanently reduced by the annual percentages set forth below. All annual amortization/ commitment reductions in the Facilities shall be made in equal quarterly installments on the last day of each quarter during such year (or portion thereof prior to maturity).

                                                                  Revolver       Term Loan A      Term Loan B

                                                                 Quarterly       Quarterly        Quarterly
                                                                 ---------       -----------      -----------
                                           Year/Period           Reduction       Reduction        Reduction
                                           -----------           ---------       ---------        ---------
                                           3/31/01-12/31/01                      2.500 %          2.500 %
                                           3/31/02-12/31/02        6.250 %       6.250 %          3.750 %
                                           3/31/03-12/31/03        6.250 %       6.250 %          5.000 %
                                           3/31/04-12/31/04        6.250 %       6.250 %          5.625 %
                                           3/31/05-12/31/05       12.500 %       7.500 %          6.250 %
                                           3/31/06-06/31/06                                       3.750 %

                                           On any date on which outstandings under the Facilities exceed availability thereunder (after giving effect to any amortization/
                                           commitment reduction in such availability made on such date), the
                                           Borrower shall immediately repay loan outstandings under the Facilities in an amount equal to or greater than such excess.

OPTIONAL REDUCTIONS IN THE FACILITIES:     The Borrower may terminate or permanently reduce the Facilities, on a
-------------------------------------      pro rata basis, in minimum amounts of $5,000,000 and integral multiples of $1,000,000 thereafter upon at least 3 business days' prior notice.

PREPAYMENT:                                Loan outstandings under the Facilities may be prepaid at any time
----------                                 upon 3 business days' prior written notice for LIBO Rate advances and same day notice for Base Rate advances, in minimum amounts of $1,000,000 and integral multiples thereof. Prepayment of LIBO Rate advances will be permitted subject to payment by the Borrower of all unwinding costs
                                           (excluding loss of margin on the loans) incurred by the Lenders.


CONDITIONS PRECEDENT TO                    Those customary in transactions of this type and as otherwise deemed
-----------------------                    appropriate in the judgment of the Agents, including, without
CLOSING OF THE FACILITIES:                 limitation, (1) the consummation of the Merger on terms and conditions
-------------------------                  acceptable to the Agents which shall include, but not be limited to, the exchange or retirement of all PageNet Senior Secured Notes; and (2)
                                           receipt of all other consents necessary, on terms and conditions satisfactory to the Agents.


CONDITIONS PRECEDENT TO SUBSEQUENT         Those customary in transactions of this type and as otherwise deemed
-----------------------------------        appropriate in the judgment of the Agents.
ADVANCES:
--------

DOCUMENTATION:                             Documentation incorporates terms, conditions, representations and
-------------                              warranties, increased cost and capital adequacy provisions, negative and affirmative covenants, indemnification provisions, events of default, restrictions on the assets and activities of the unrestricted subsidiaries of the Borrower and other provisions appropriate for transactions of this type, including, but not limited to, the following:


                                           Financial Covenants - Those customary for transactions of this type, including, without limitation, the following ratios which are tested on the date of each advance under the Facilities, at the end of each calendar quarter and at the time of any proposed sale,

                                           exchange or acquisition of assets or the making of any investment:

                                                    i)       Senior Debt/Annualized Cash Flow Ratio
                                                             ("Senior Leverage Ratio") & Total Debt/Annualized
                                                             Cash Flow Ratio ("Total Leverage Ratio") may not at
                                                             any time exceed [2.25x] and [4.75x], respectively, with
                                                             step-downs to be determined.

                                                             Total Debt is defined as the sum of (a) the
                                                             outstanding amount of indebtedness for borrowed
                                                             money, plus (b) the outstanding amount of all
                                                             guarantees and reimbursement obligations under all
                                                             outstanding letters of credit, plus (c) capitalized
                                                             leases for the Borrower and all of its Restricted
                                                             Subsidiaries on a consolidated basis, minus any cash
                                                             or cash equivalents then held by the Borrower and its
                                                             Restricted Subsidiaries on a consolidated basis.

                                                             Senior Debt is defined as Total Debt minus
                                                             indebtedness which is expressly subordinated to the
                                                             Facilities pursuant to subordination provisions which
                                                             are satisfactory to Majority Lenders.

                                                             Operating Cash Flow is defined as net income, plus
                                                             taxes, depreciation, amortization, interest and other
                                                             non-cash charges (adjusted for any extraordinary
                                                             items) for the Borrower and its Restricted
                                                             Subsidiaries on a consolidated basis for the most
                                                             recently completed fiscal quarter.

                                                             Annualized Cash Flow is defined as Operating Cash Flow
                                                             times four.

                                                    ii)      Annualized Cash Flow/Pro Forma Debt Service will
                                                             exceed [1.25x] at all times.

                                                             Pro Forma Debt Service is defined as the sum of
                                                             scheduled principal payments for the complete twelve
                                                             month period or quarterly period, as applicable,
                                                             succeeding the calculation date, in each case for the
                                                             Borrower and its Restricted Subsidiaries on a
                                                             consolidated basis, plus cash interest expense to be
                                                             accrued on and fees to be paid in respect of the
                                                             aggregate amount of indebtedness for money borrowed,
                                                             plus the interest component for capitalized leases as
                                                             estimated using prevailing market rates for the
                                                             succeeding twelve month period or quarterly period,
                                                             as applicable, in each case for the Borrower and its
                                                             Restricted Subsidiaries on a consolidated basis.

                                                    ii)      Total Sources/Total Uses will exceed [1.05x] at all
                                                             times.

                                                             Total Sources are defined for any quarter as the sum
                                                             of: Operating Cash Flow, plus equity contributions
                                                             made to the Borrower during such quarter, plus any
                                                             net cash proceeds of asset sales during such quarter,
                                                             plus any net increase in indebtedness for money
                                                             borrowed during such quarter plus any availability
                                                             under the Facilities and cash on hand as of the
                                                             beginning of such fiscal quarter, all as determined
                                                             for the Borrower and its Restricted Subsidiaries on a
                                                             consolidated basis.

                                                             Total Uses are defined for any quarter as the sum of
                                                             any net decrease in indebtedness for money borrowed
                                                             during such quarter, plus Net Cash Interest Expense
                                                             for such quarter, plus capital expenditures made
                                                             during such quarter, plus Restricted Payments made
                                                             during such quarter, plus cash taxes paid during such
                                                             quarter, plus any stock repurchases made during such
                                                             quarters plus any net purchase price for acquisitions
                                                             made during such quarter, all as determined for the
                                                             Borrower and its Restricted Subsidiaries on a
                                                             consolidated basis.

                                                    iii)     Operating Cash Flow/Net Cash Interest Expense
                                                             will exceed [1.75x] at all times with
                                                             step-ups to be determined.

                                           B)       Affirmative Covenants - Those customary for transactions of this type, including, without limitation, the following:
                                                    corporate existence; deliver financial statements;
                                                    annual budget and other reports; payment of taxes and
                                                    claims; maintenance of properties; maintenance of
                                                    customary insurance; inspection; and compliance with
                                                    laws.

                                           C)       Negative Covenants - Those customary for transactions of this type, including, without limitation, the following:  limitation on liens and encumbrances; limitation on guarantees;
                                                    restrictions on investments with baskets to be agreed upon;
                                                    restrictions on mergers and asset sales; transactions with affiliates; disposal of subsidiary stock; ERISA; no change of control, or existing scope and conduct of business, except that the Borrower may participate in communications businesses that are incidental or related to its existing business and
                                                    sale-leasebacks.

                                           D)       Representations and Warranties - Those customary for
                                                    transactions of this type, including, without limitation,
                                                    representations and warranties as to organization and good standing; authority to borrow; financial condition; solvency;
                                                    ERISA; title to properties; liens; no material adverse change;
                                                    litigation; payment of taxes; governmental regulations;
                                                    Regulations G and U; full disclosure; licenses, trademarks;
                                                    patents; and foreign trade regulations.

                                           E)       Events of Default - Those customary for transactions of this type, including, without limitation, the following: failure to make interest or principal payments when due; default in other agreements; cross-default to other debt of $5,000,000 or more;
                                                    failure to maintain material licenses; breach of covenants;
                                                    breach of representations and warranties; bankruptcy; judgments and attachments; dissolution; unfunded ERISA liabilities;
                                                    withdrawal liability under multi-employer plans; change of control of the Borrower (includes the involuntary departure of one, or the voluntary departure of two, of any of the existing
                                                    CEO, COO, or CFO); default or put event under the Metrocall, or
                                                    ProNet bond indentures; and formation of any holding company or parent company of the Borrower.  Events of default will subject to appropriate and customary grace periods.

                                           F)       Assignments/Participants - The Borrower may not assign its rights or obligations under the Facilities without the prior written consent of all Lenders.  The Lenders will be permitted to assign their respective loans, notes and commitments with the prior consent of the Administrative Agent and, prior to the occurrence of an Event of Default, the Borrower, which consents shall not be unreasonably withheld.  Assignments shall be pro rata between the Facilities and in minimum principal amounts of
                                                    $5,000,000.  Participations will be allowed in amounts greater than or equal to $5,000,000.  Lenders will be permitted to sell
                                                    100% of their interests in respect of the Facilities.

MAJORITY LENDERS:                          Total of (1) 51% of the Lenders as measured by aggregate commitments to
----------------                           lend under the Facilities and (2) 51% of the aggregate commitments of the
                                           Lenders having commitments to lend under the Revolving Credit
                                           Facility and the Term Loan A Facility, respectively.

HEDGING:                                   The Borrower is required to obtain interest rate
-------                                    protection on a minimum of 50% of the total outstanding debt of the
                                           Borrower and its Restricted Subsidiaries within 6 months of Closing for a minimum of 3 years. Hedging may be in the form of (i) an on-market interest rate swap, (ii) a cap whose strike price is no more than 200 basis points above the prevailing rate on treasury securities for the term being hedged, or (iii) a
                                           hedging product otherwise satisfactory to the
                                           Borrower and the Agents. Debt of the Borrower and its
                                           Restricted Subsidiaries which bears interest at a
                                           fixed rate shall be deemed to be hedged for purposes
                                           of calculating compliance with the 50% hedging requirement.


GOVERNING LAW:                             State of New York.
-------------

                     HICKS, MUSE, TATE & FURST INCORPORATED
                         200 CRESCENT COURT, SUITE 1600
                               DALLAS, TEXAS 75201

                                  July 18, 2000

Metrocall, Inc.
6677 Richmond Highway
Alexandria, Virginia  22306
Attention:  William L. Collins, III

Gentlemen:

       You have advised Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") that Metrocall, Inc. ("Metrocall"), intends to propose a transaction (the "Transaction") with Paging Network, Inc. ("PageNet") involving a plan of reorganization providing for the merger of PageNet with and into Metrocall. Hicks Muse is pleased to submit this non-binding proposal to finance, through one or more of its affiliates, a portion of the Transaction by investing (the "Investment") $100 million in equity securities of Metrocall. The basic terms and conditions of our proposal are outlined below.

       1. Investment. Annex I outlines certain proposed terms and conditions of the Investment that would be set forth in any definitive agreement that may be entered into among Metrocall and one or more affiliates of Hicks Muse.

       2. Publicity. Hicks Muse and Metrocall agree to consult with each other and will mutually agree upon the content and timing of any press release or other public statement or announcement with respect to the transactions contemplated herein.

       3. Non-Disclosure. You agree that this letter (including Annex I hereto) and its terms and conditions may not be disclosed, directly or indirectly, by you to any other person, except to your officers, agents and advisors who are directly involved in the consideration of this matter, without the prior written consent of Hicks Muse which shall not be unreasonably withheld; provided that Hicks Muse hereby consents to the disclosure of this letter and Annex I hereto to PageNet.

       4. Expression of Interest. This letter constitutes a non-binding expression of interest and is being submitted to facilitate further discussions. Except for paragraphs 2, 3, 4, 5, 7 and 8, which shall be legally binding in accordance with their terms, neither this letter (including without limitation Annex I) nor the acknowledgment hereof is intended to, and nor shall it, create, any binding legal obligation or implied duty of good faith on the part of any party, and is not intended to be construed as an offer, agreement in principle, agreement to agree, contract or agreement by Hicks Muse or its affiliates. Hicks Muse reserves the right to withdraw from discussions at any time, in its sole discretion, and without any liability to you.

       5. No Recourse. No (a) direct or indirect holder of any equity interests or securities of any party hereto (whether such holder is a limited or general partner, member, stockholder or otherwise), (b) affiliate of any party hereto, or (c) past, present or future director, officer, employee, representative, or agent of any party hereto, any of such party's respective affiliates or any such direct or indirect holder of any equity interests or securities of any such party (collectively, the "Party Affiliates") shall have any liability or obligation of any nature whatsoever in connection with or under this letter or the transactions contemplated hereby, and each party hereto hereby waives and releases all claims against such Party Affiliates related to any such liability or obligation.

       6. No Conflicting Agreements. By executing this letter, Metrocall represents and warrants to Hicks Muse that there is no agreement, arrangement or understanding (whether oral or in writing) between PageNet or its affiliates and Metrocall or its affiliates that would prohibit or otherwise conflict with this letter, the Transaction or the Investment.

       7. Counterparts. This letter may be executed in counterparts. A facsimile copy will be deemed an original.

       8. Governing Law. This letter shall be governed in all respects by the laws of the State of Delaware (without giving effect to the provisions thereof relating to conflicts of law.

       Hicks Muse would be pleased to discuss this proposal with you at your earliest convenience. Please acknowledgment your acceptance and agreement by executing and returning to the undersigned one copy of this letter.

                                                     Very truly yours,

                                                     HICKS, MUSE, TATE & FURST
                                                     INCORPORATED

                                                     By: /S/ANDREW S. ROSEN
                                                         -----------------------
                                                     Name: Andrew S. Rosen
                                                     Title: Principal

ACCEPTED AND AGREED TO:

METROCALL, INC.

By: /S/ VINCENT D. KELLY
    --------------------------------
Name:  Vincent D. Kelly
Title: Chief Executive Officer

Dated: July 18, 2000


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


                                     ANNEX I

                  PROPOSED EQUITY INVESTMENT IN METROCALL, INC.

       Capitalized terms used and not otherwise defined in this Annex I shall have the meanings assigned to them in the letter to which this Annex I is attached.

                                SUMMARY OF TERMS

ISSUER                            Metrocall, Inc. ("Metrocall").

SECURITY                          Common Stock, $.01 par value per share, of Metrocall (the "Securities").

PURCHASERS                        Affiliates of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse").

PURCHASERS' INVESTMENTS:          $100 million consisting of (a) purchase of Securities for $75 million pursuant to the exercise of Option I and Option II under Option Agreement between Metrocall and Hicks Muse, provided, that Hicks Muse will not be required to exercise these options if the trading price of the Securities is less than the respective option exercise price; (b) purchase of Securities (or other equity securities) on terms to be mutually agreed upon by Metrocall and Purchasers.

USE OF PROCEEDS                   To fund cash consideration to holders of Senior Subordinated Notes ("Bondholders")
                                  of Paging Network, Inc. ("PageNet") pursuant to a plan of reorganization involving the merger of PageNet with and into Metrocall (the "Metrocall/PageNet Plan").

PRIVATE PLACEMENT                 Equity Securities to be offered and sold in reliance on private offering exception to the Securities Act of 1933. Purchasers to make customary representations regarding investment sophistication, investment intent, etc. Stock certificates or other evidences of Securities to have appropriate restrictive legends.

REPRESENTATIONS AND WARRANTIES    Metrocall to make customary representations and warranties as to itself (including those in prior agreement between Hicks Muse and Metrocall) including, without limitation, as to: the enforceability of the transaction documents; no conflicts with or violations of other instruments, agreements or applicable law; the capitalization of Metrocall; no material adverse change since the date of Metrocall's most recent SEC filing; the absence of material legal proceedings; no registration or other consents required for this offering;
                                  no material misstatements or omissions in Metrocall's SEC filings; no other agreements relating to material transactions; and no agreements, arrangements or understandings
                                  (whether oral or in writing) between PageNet or its affiliates and Metrocall or its affiliates that would prohibit or otherwise conflict with this letter, the Transaction or the Investment. Metrocall will not make any representations regarding PageNet but will use its best efforts to have Hicks Muse receive the benefit of any representations made by PageNet in connection with the Transaction.

REGISTRATION RIGHTS               The terms of the existing Registration Rights Agreement dated March 17, 2000 between
                                  Metrocall and Hicks Muse will be amended to provide that it will also govern any Equity
                                  Securities issued to the Purchasers upon the consummation of the Investment. The Registration
                                  Rights Agreement will be amended to increase the number of demand registration rights to three (3).

OTHER TERMS                       The Purchasers will be subject to restrictions substantially similar to those contained in
                                  Section 3.9 of the existing Common Stock Purchase Agreement dated February 2, 2000 between
                                  Metrocall and Hicks Muse.

DILIGENCE                         Metrocall shall provide, or cause to be provided to, Hicks Muse and its representatives full and complete access to the books, records, facilities, management and key personnel of Metrocall and its subsidiaries. Metrocall will use its reasonable best efforts to obtain the due diligence materials with respect to PageNet. Hicks Muse will endeavor to diligently complete its due diligence within the time period allowed by PageNet.

CONFIDENTIALITY                   Standard confidentiality provisions.

DOCUMENTATION                     Except as otherwise mutually agreed, a definitive agreement substantially similar to the prior agreement


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


                                  between Metrocall and Hicks Muse, with such appropriate modifications to reflect the terms and conditions set forth herein and the nature of the Transaction and the Investment.

ASSIGNMENT                        Hicks Muse may assign its rights under the documentation, in whole or in part, in connection with any transfer of Equity Securities to any affiliate, subsidiary or successor in interest of Hicks Muse.

ANNOUNCEMENT AND
CLOSING                           Hicks Muse and Metrocall agree to consult with each other and will mutually agree upon the content and timing of any press release or other public statement or announcement with respect to the Investment. Closing to occur simultaneously with confirmation and consummation of Metrocall/PageNet Plan pursuant to a final order, in any event not later than January 31, 2001 unless parties otherwise agree.

CONDITIONS                        Closing of the Investment will be subject to conditions typical and customary for transactions of this type.

INDEMNIFICATION                   Metrocall shall indemnify Hicks Muse on terms satisfactory to Hicks Muse.

NO RECOURSE                       No (a) direct or indirect holder of any equity interests or securities of Metrocall or Hicks Muse (whether such holder is a limited or general partner, member, stockholder or otherwise), (b) affiliate of Metrocall or Hicks Muse, or (c) past, present or future director, officer, employee, representative, or agent of Metrocall or Hicks Muse, any of such party's respective affiliates or any such direct or indirect holder of any equity interests or securities of any such party (collectively, the "Party Affiliates") shall have any liability or obligation of any nature whatsoever in connection with or under any definitive agreement or the transactions contemplated thereby, and Metrocall and
                                  Hicks Muse will waive and release all claims against such Party Affiliates related to any such liability or obligation.

EXPENSES/FINDERS FEES             All reasonable accounting, legal, banking and other out-of-pocket expenses of Hicks Muse relating to the transactions contemplated hereby, including FCC and HSR filing fees, shall be borne by Metrocall and shall be payable on or before the closing date.  Metrocall shall be responsible for the costs, expenses and finders fees, if any, incurred by it in connection with the Investment.


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


The forgoing terms are set forth to provide a basis for discussion of a possible investment. They do not constitute an offer to sell or purchase securities on the foregoing or any other terms. Any transaction will be subject to the execution and delivery of definitive agreements and other documentation.
















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